

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2017

<u>Via E-mail</u>
Henry E. Dubois
Chief Executive Officer
Hooper Holmes, Inc.
560 N. Rogers Road
Olathe, KS 66062

      Re: **Hooper Holmes, Inc.**
              Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2016
              File No. 001-09972

Dear Mr. DuBois:

      We have reviewed your May 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2017.

Item 1. Business

1. We note that your amended Form 10-K filed on May 25, 2017 only includes the additional disclosure for this Item. Please refer to Rule 12b-15, which requires that any amendments set forth the complete text of each item amended. Please revise.

Hooper Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2. We note your response to comment 26 and we reissue the comment. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future

revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. The risks and uncertainties should be discussed in greater detail at the beginning of the overview.

You may contact Joanna Lam at (202) 551-3476 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Peter Mirakian III, Esq.
    Spencer Fane LLP